Email: dave.donlin@target.com

612/696-0876

Fax: 612/696-6909

Filed Via EDGAR

May 10, 2011

Ms. Yolanda Guobadia

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:         Target Corporation

Form 10-K for the Year Ended January 29, 2011

Filed March 11, 2011

File No. 1-6049

Dear Ms. Guobadia:

This will confirm our conversation today regarding the due date for our response to the SEC’s comment letter dated May 9, 2011, with respect to the above-referenced filing. As we agreed, Target will submit its response by June 6, 2011.

Very truly yours,

/s/ David L. Donlin

David L. Donlin,
Assistant General Counsel
Target Corporation